March 28, 2006

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:         ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration Number: 333-17391
Investment Company Act Number: 811-07959
Amendment Withdrawal

Ladies and Gentlemen:

On behalf of the Advisors Series Trust and its series, Leeb Focus Fund (S000011982, C000032699/C000032700) (the “Fund”), I hereby submit this application for withdrawal of the 485APOS filing with Accession Number 000894189-06-000386 to the Trust’s Registration Statement with a filing date of February 14, 2006 on Form N-1A together with all exhibits (the “Amendment”) pursuant to Rule 477(a) of the Securities Act of 1933 (the “Act”).

The Amendment is being withdrawn due the fact that upon further review the Board of Trustees did not approve the addition of the new series to the Trust. Please issue an order with respect to this application for withdrawal as soon as possible.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the amendment has been signed by the Treasurer of the Trust this 28th day of March 2006.

If you have any questions regarding the enclosed, please do not hesitate to contact Rodney A. DeWalt at (414) 765-5340.

Very truly yours,

/s/Douglas G. Hess
Douglas G. Hess
Treasurer